EXHIBIT 11

PROSOFTTRAINING
EARNINGS PER SHARE COMPUTATION
(In thousands, except per share data)
(Unaudited)

	Three Months Ended October 31,
	2002		2001
	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	24,197	24,197	23,724	23,724
Net loss	$(1,386)	$(1,386)	$(3,164)	$(3,164)
Loss per share	$(0.06)	$(0.06)	$(0.13)	$(0.13)

At October 31, 2002 and 2001, all potential common shares were anti-dilutive.